Filed Pursuant to Rule 433 Registration No. 333-212571
Fact Sheet | June 12, 2018

Buffered SuperTrackSM Notes

Issuer:	Barclays Bank PLC	Hypothetical Payment at Maturity
Tenor:	Approximately 5 years
Reference Asset:	The S&P 500® Index (Bloomberg ticker: “SPX <Index>”) (the “Index”)
Buffer Percentage:	30.00% of the Initial Level
CUSIP / ISIN:	06746XDQ3 / US06746XDQ34
Initial Level:	The Closing Level of the Index on the Initial Valuation Date
Final Level:	The Closing Level of the Index on the Final Valuation Date
Initial Valuation Date:	June 26, 2018
Issue Date:	June 29, 2018
Final Valuation Date:	June 26, 2023
Maturity Date:	June 29, 2023
Selected Structure Definitions
Payment at Maturity:	If you hold your notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount of notes equal to:
	• If the Index Return is positive, an amount calculated as follows:
	$1,000 + ($1,000 x Index Return)

	• If the Index Return is less than or equal to 0.00% but greater than or equal to -30.00%, $1,000; or	Index Return	Payment at Maturity	Total Return on Notes
		100.00%	$2,000.00	100.00%
	• If the Index Return is less than -30.00%, an amount calculated as follows:	80.00%	$1,800.00	80.00%
		60.00%	$1,600.00	60.00%
	$1,000 + [$1,000 x (Index Return + Buffer Percentage)]	40.00%	$1,400.00	40.00%
	In this circumstance, you will lose 1.00% of the principal amount of your notes for every 1.00% that the Index Return falls below -30.00%. You may lose up to 70.00% of the principal amount of your notes at maturity.	30.00%	$1,300.00	30.00%
		20.00%	$1,200.00	20.00%
		10.00%	$1,100.00	10.00%
Index Return:	The performance of the Index from the Initial Level to the Final Level	0.00%	$1,000.00	0.00%

All terms that are not defined in this fact sheet shall have the meanings set forth in the accompanying preliminary pricing supplement dated May 31, 2018 (the “Pricing Supplement”). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

The notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the notes. Any payment on the notes, including any Payment at Maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and the exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.

		-10.00%	$1,000.00	0.00%
		-20.00%	$1,000.00	0.00%
		-30.00%	$1,000.00	0.00%
		-40.00%	$900.00	-10.00%
		-50.00%	$800.00	-20.00%
		-60.00%	$700.00	-30.00%
		-70.00%	$600.00	-40.00%
		-100.00%	$300.00	-70.00%

Fact Sheet | June 12, 2018

Buffered SuperTrackSM Notes

Summary Characteristics of the Notes

▪                  Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 4.35% of the principal amount of the notes, or up to $43.50 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.

▪                  Estimated Value Lower Than Issue Price—Our estimated value of the notes on the Initial Valuation Date is expected to be between $910.00 and $945.80 per note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information.

▪                  Potential for Significant Loss—The terms of the notes provide only for a partial return of principal, and you are not guaranteed any return of principal. If the Index Return is less than -30.00%, you will lose 1.00% of the principal amount of your notes for every 1.00% that the Index Return falls below -30.00%. You may lose up to 70.00% of the principal amount of your notes.

▪                  Payment at Maturity Is Based Solely on Closing Level on Final Valuation Date—The Final Level and the Index Return will be based solely on the Closing Level of the Index on the Final Valuation Date (as compared to the Initial Level). Therefore, if the level of the Index drops on or before the Final Valuation Date, then the Payment at Maturity you may receive on the notes may be significantly less than it would have been had such payment been linked to the level(s) of the Index prior to such drop.

Summary Risk Considerations

▪                  Credit of Issuer—The notes are senior unsecured debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any Payment at Maturity, under the terms of the notes.

▪                  U.K. Bail-In Power—Each holder of notes agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the notes or receiving a different security from the notes that is worth significantly less than the notes. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.

▪                  Historical Performance—The historical performance of the Index is not an indication of the future performance of the Index over the term of the notes.

▪                  Conflict of Interest—We and our affiliates play a variety of roles in connection with the notes, including acting as calculation agent and as a market-maker for the notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the notes.

▪                  Lack of Liquidity—The notes will not be listed on any securities exchange. There may be no secondary market for the notes or, if there is a secondary market, there may be insufficient liquidity to allow you to sell the notes easily.

▪                  Tax Treatment—Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.

Other Information

This fact sheet is a general summary of the terms and conditions of this offering of notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering of notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the notes contained in the Pricing Supplement as well as the information contained in the accompanying index supplement, prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:

https://www.creativeservices.barclays/docs/200007927/06746XDQ3.pdf

You may access the index supplement, prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes,” or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the notes.

You may revoke your offer to purchase the notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the Initial Valuation Date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase of notes. You may choose to reject such changes, in which case we may reject your offer to purchase the notes.